FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd.

1788 – 650 West Georgia St.

Vancouver, British Columbia, Canada, V6B 4N7

Item 2: Date of Material Change:

April 10, 2008

Item 3: News Release:

A news release dated and issued on April 10 , 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

CanAlaska Waterbury Lake Update

Item 5: Full Description of Material Change:

Vancouver, Canada, April 10th, 2008 – CanAlaska Uranium Ltd. (CVV – TSX.V) is pleased to announce the completion of winter geophysical surveys on the 12,400 hectare (30,000 acre) Waterbury lake project in the Athabasca Basin, Saskatchewan.  This project is comprised of a series of claim blocks located between the area of the Cigar Lake mine and the McLean mine and Midwest uranium deposits, and south of the recent Hathor uranium discovery.

The detailed geophysical surveys are part of ongoing programs to define the extent of alteration associated with geophysical targets defined by airborne surveys over the project.  The current survey on southern claim 107999, has defined alteration in the sandstone associated with two conductors.    This alteration is similar to alteration patterns found at nearby mining projects. The geophysical sections as well as data from historical drill-holes indicate active tectonics in this area with basement offsets of over 60 metres within a 2 kilometre span.  These zones of uplift and disruption are associated with many of the active mines and discoveries in the area.

Summer drilling is possible on the southern claim group, as well as in a second zone located on claim 107967 which is to the northwest.  Here, preliminary drilling in 2007 located elevated uranium and alteration close to a significant airborne conductor.  A high priority conductor located within the centre of claim 107965, was planned for drill testing this winter on Waterbury lake, but will now be tested next season.

The depth to unconformity is approximately 200-300 metres across this claim group, with the slightly deeper zones to the west.  Seismic profiling is possible on claim 107965 during the summer work season using CanAlaska’s marine seismic unit.  CanAlaska has carried out over 2000 line km of seismic surveys over the past three years in the Athabasca area.

The attached image shows the location of the Waterbury project in detail, and the location of current mines, and recent discoveries.

Owners
Areva
Cameco
CanAlaska
Denison
ESO
Fission
Forum
Hathor
JNR
Titan
UEX
Hathor
Midwest
McClean
Cigar Lake
PRIORITY DRILL TARGETS ON PROJECT
ATHABASCA BASIN
ATHABASCA BASIN
SASKATCHEWAN
0
5
10
15
Kilometres
Map Projection: NAD 83, UTM Zone 13
Map drafted by: Brian King (CanAlaska Uranium Ltd.)
Date: April 2008
Waterbury Uranium Project
CanAlaska Uranium Ltd.

Elsewhere in the Athabasca, the Company is continuing with two diamond drill programs at Cree lake and Johnston Island, see NR April 8 2007

http://www.canalaska.com/s/NewsReleases.asp?ReportID=295236

.

The person responsible for this release is Peter Dasler, M.Sc., P. Geo.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 10th  day of April 2008.